UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 13)

ACCELRYS, INC.
(Name of Subject Company (Issuer))

3DS ACQUISITION CORP.
(Offeror)
A Wholly Owned Direct Subsidiary of

DASSAULT SYSTEMES AMERICAS CORP.
(Offeror)
A Wholly Owned Indirect Subsidiary of

DASSAULT SYSTÈMES SA
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Samia Sellam, Esq.
Dassault Systèmes
10 rue Marcel Dassault, CS 40501
78946 Vélizy-Villacoublay Cedex
France
+ 33 1 61 62 71 94
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$762,993,178.02	$98,273.52

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Accelrys, Inc. (“Accelrys”), at a price of $12.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 55,712,233 shares of common stock of Accelrys that were issued and outstanding as of February 12, 2014; (ii) 6,591,740 shares of common stock of Accelrys potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of February 12, 2014; (iii) up to 1,558,417 shares of common stock of Accelrys subject to outstanding restricted stock units of Accelrys outstanding as of February 12, 2014 that may undergo accelerating vesting and be settled for shares of common stock of Accelrys in connection with the Offer; and (iv) 1,216,181 shares reserved for issuance under Accelrys’ employee stock purchase plans. The foregoing figures have been provided by Accelrys and are accurate as of February 12, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,273.52	Filing Party: Dassault Systèmes SA, Dassault Systemes Americas Corp. and 3DS Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: February 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 13 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) 3DS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Dassault Systemes Americas Corp., a Delaware corporation (“Parent”) and a wholly owned indirect subsidiary of Dassault Systèmes SA, a French corporation with limited liability (“Dassault Systèmes SA”); (ii) Parent and (iii) Dassault Systèmes SA. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Accelrys, Inc. (“Accelrys”), a Delaware corporation, at a price of $12.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on Monday, April 28, 2014. The Depositary has advised that, as of the Expiration Date, 44,834,627 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 80.2 percent of the currently issued and outstanding Shares. In addition, Notices of Guaranteed Delivery had been delivered for 548,670 Shares, representing approximately 1.0 percent of the currently issued and outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Accelrys. Dassault Systèmes SA, Parent and Purchaser intend to complete the acquisition of Accelrys by consummating the Merger as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Accelrys in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Merger Consideration, subject to any required withholding of taxes, except for (i) Shares owned by Accelrys’ stockholders who have perfected their appraisal rights under applicable Delaware law, which will be canceled and represent their rights under the DGCL, (ii) Shares owned by Accelrys (or held in Accelrys’ treasury), Parent or Purchaser, which will be canceled and will cease to exist and (iii) Shares owned by any subsidiary of Accelrys or Parent (other than Purchaser), which will be converted into shares of common stock of the Surviving Corporation.

Following the Merger, Shares will no longer be listed on the NASDAQ Global Select Market.

On April 29, 2014, Dassault Systèmes SA issued a press release announcing the expiration and results of the Offer. The press release announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(II) hereto, and it is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(II)	Press Release issued by Dassault Systèmes announcing the expiration and results of the Offer, dated April 29, 2014.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2014

DASSAULT SYSTÈMES SA

By:	/s/ Thibault de Tersant
Name: Thibault de Tersant
Title: Senior Executive Vice President and
Chief Financial Officer

DASSAULT SYSTEMES AMERICAS CORP.

By:	/s/ Thibault de Tersant
Name: Thibault de Tersant
Title: Assistant Secretary

3DS ACQUISITION CORP.

By:	/s/ Thibault de Tersant
Name: Thibault de Tersant
Title: Secretary

[Signature Page to Amendment No. 13 to Schedule TO]

Exhibit Index

Exhibit	Exhibit Name
(a)(5)(II)	Press Release issued by Dassault Systèmes announcing the expiration and results of the Offer, dated April 29, 2014.*

* Filed herewith.